[redacted]

09057859

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progress Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 2380
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri (305) 779-9890
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progress Investments, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KAREN VELASCO
MY COMMISSION # DD714746
EXPIRES September 13, 2011
FloridaNotaryService.com

Karen Velasco 2/25/09
(Notary Public)

(Signature)

CEO
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

PROGRESS INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Progress Investments, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Progress Investments, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Progress Investments, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 23, 2009

PROGRESS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	311,800
CERTIFICATES OF DEPOSIT (NOTE 4)		113,534
DEPOSIT AT BROKER (NOTE 6)		100,000
PROPERTY AND EQUIPMENT, NET (NOTE 3)		12,734
OTHER ASSETS		10,453
	$	548,521
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	20,283
Commissions payable		17,305
Total liabilities		37,588
LEASE COMMITMENTS (NOTE 4)		
MEMBER'S EQUITY		510,933
	$	548,521

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Progress Investments, LLC, (the Company) incorporated on September 22, 2005, in the State of Florida, and on June 29, 2006 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers in an agency capacity and charges a commission.

The Company is a wholly owned subsidiary of Progress Wealth Management, LLC, (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	3 years
Office equipment	3 - 5 years
Furniture and fixtures	7 years

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not subject to income taxes since the income or loss is includible in the tax returns of its members.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ending December 31, 2009 is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through December 31, 2009.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

Computer equipment	$	27,360
Office equipment		15,316
Furniture and fixtures		3,654
		46,330
Less: accumulated depreciation		33,596
	$	12,734

NOTE 4. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2012. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $33,828 that matures on July 3, 2009 and is renewable annually throughout the term of the lease. The Company was also obligated under an equipment rental lease for an office copier, which expires on April, 30, 2010.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2008 are as follows:

2009	$	113,000
2010		116,000
2011		118,000
2012		81,000
	$	428,000

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $453,365 which exceeded requirements by $448,365, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.08 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2008, cash and cash equivalents of $23,818 and the deposit at broker are held by this brokerage firm.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

On May 1, 2008, the Company modified an expense sharing agreement with Progress Advisors, LLC (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain utilities, equipment, furniture, fixtures, office expenses, salaries and payroll taxes in exchange for a management fee to be paid by the Affiliate to the Company. The monthly management fee increased from $4,180 to $12,540, effective May 1, 2008, as defined in the agreement.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:
2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:
200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:
225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

Naples:
5100 tamiami trail north
naples, florida 34103

239 332 5711
239 344 2222 fax

Ft. Myers:
12730 new brittany blvd.
suite 202
ft. myers, florida 33902

239 332 5711
239 344 2222 fax

World Wide Web:
www.kaufmanrossin.com

END